SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       HEALTH BENEFITS DIRECT CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    42220V107
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                                 (CUSIP Number)

                               DONALD R. CALDWELL
                     FIVE RADNOR CORPORATE CENTER, SUITE 555
                           RADNOR, PENNSYLVANIA 19087
                                 (610) 995-2650
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 31, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), ss.ss. 240.13d-1(f), or ss.ss. 240.13d-1(g), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 42220V107
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(1)   Name of reporting persons:
      THE CO-INVESTMENT FUND II, L.P.
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(2)   Check the appropriate box if a member of a group (see instructions)
      (a)  [  ]
      (b)  [  ]
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(3)   SEC use only
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(4)   Source of funds (see instructions) OO
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(5)   Check if disclosure of legal proceedings is required pursuant to
      Items 2(d) or 2(e) [ ]
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(6)   Citizenship or place of organization
      Delaware
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Number of shares beneficially owned by each reporting person with:
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      (7)   Sole voting power
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      (8)   Shared voting power
            11,599,010
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      (9)   Sole dispositive power
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      (10)  Shared dispositive power
            11,599,010
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(11)  Aggregate amount beneficially owned by each reporting person
      11,599,010
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(12)  Check if the aggregate amount in Row (11) excludes certain shares (see instructions)  [  ]
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(13)  Percent of class represented by amount in Row (11)
      24.8%
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(14)  Type of reporting person (see instructions)
      PN
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                                       2

CUSIP No. 42220V107
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(1)   Name of reporting persons:
      CO-INVEST MANAGEMENT II, L.P.
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(2)   Check the appropriate box if a member of a group (see instructions)
      (a)  [  ]
      (b)  [  ]
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(3)   SEC use only
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(4)   Source of funds (see instructions) OO
-------------------------------------------------------------------------------
(5)   Check if disclosure of legal proceedings is required pursuant to
      Items 2(d) or 2(e) [ ]
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(6)   Citizenship or place of organization
      Delaware
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Number of shares beneficially owned by each reporting person with:
-------------------------------------------------------------------------------
      (7)   Sole voting power
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      (8)   Shared voting power
            11,599,010
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      (9)   Sole dispositive power
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      (10)  Shared dispositive power
            11,599,010
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(11)  Aggregate amount beneficially owned by each reporting person
      11,599,010
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
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(13)  Percent of class represented by amount in Row (11)
      24.8%
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(14)  Type of reporting person (see instructions)
      PN
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                                       3

CUSIP No. 42220V107
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(1)   Name of reporting persons:
      CO-INVEST II CAPITAL PARTNERS, INC.
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(2)   Check the appropriate box if a member of a group (see instructions)
      (a)  [  ]
      (b)  [  ]
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(3)   SEC use only
-------------------------------------------------------------------------------
(4)   Source of funds (see instructions) OO
-------------------------------------------------------------------------------
(5)   Check if disclosure of legal proceedings is required pursuant to
      Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
(6)   Citizenship or place of organization
      Delaware
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Number of shares beneficially owned by each reporting person with:
-------------------------------------------------------------------------------
      (7)   Sole voting power
-------------------------------------------------------------------------------
      (8)   Shared voting power
            11,599,010
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      (9)   Sole dispositive power
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      (10)  Shared dispositive power
            11,599,010
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(11)  Aggregate amount beneficially owned by each reporting person
      11,599,010
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
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(13)  Percent of class represented by amount in Row (11)
      24.8%
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(14)  Type of reporting person (see instructions)
      CO
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                                       4

CUSIP No. 42220V107
-------------------------------------------------------------------------------
(1)   Name of reporting persons:
      DONALD R. CALDWELL
-------------------------------------------------------------------------------
(2)   Check the appropriate box if a member of a group (see instructions)
      (a)  [  ]
      (b)  [  ]
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(3)   SEC use only
-------------------------------------------------------------------------------
(4)   Source of funds (see instructions) OO
-------------------------------------------------------------------------------
(5)   Check if disclosure of legal proceedings is required pursuant to
      Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
(6)   Citizenship or place of organization
      United States of America
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Number of shares beneficially owned by each reporting person with:
-------------------------------------------------------------------------------
      (7)   Sole voting power
-------------------------------------------------------------------------------
      (8)   Shared voting power
            11,599,010
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      (9)   Sole dispositive power
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      (10)  Shared dispositive power
            11,599,010
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(11)  Aggregate amount beneficially owned by each reporting person
      11,599,010
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
-------------------------------------------------------------------------------
(13)  Percent of class represented by amount in Row (11)
      24.8%
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14)   Type of reporting person (see instructions)
      IN
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                                       5

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D is filed jointly by The Co Investment Fund II LP, a Delaware limited partnership ("Co Investment Fund II"), Co-Invest Management II, L.P., a Delaware limited partnership ("Co-Invest Management"), Co-Invest II Capital Partners, Inc., a Delaware corporation ("Co-Invest Capital Partners"), and Donald R. Caldwell relating to the acquisition by Co-Investment Fund II of 5,000,000 shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Health Benefits Direct Corporation, a Pennsylvania corporation (the "Issuer"), relating to warrants (the "Warrants") issued to Co Investment Fund II to purchase 5,000,000 shares of Common Stock and relating to 99,010 shares of Common Stock issued to Donald R. Caldwell as a director of the Issuer. The address of the principal executive offices of the Issuer is 150 N. Radnor-Chester Road, Suite B-101, Radnor, Pennsylvania 19087.

ITEM 2.  IDENTITY & BACKGROUND

This statement is filed on behalf of:

(a) Co Investment Fund II, Co-Invest Management, Co-Invest Capital Partners, and Donald R. Caldwell.

(b)      Five Radnor Corporate Center, Suite 555, Radnor, Pennsylvania 19087.

(c) Mr. Caldwell is a shareholder, director, and officer of Co-Invest Capital Partners. Co- Invest Capital Partners is the general partner of Co-Invest Management. Co-Invest Management is the general partner of Co-Investment Fund II, the purchaser of the Shares and Warrants.

(d) The reporting persons have not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting persons have not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Caldwell is a United States citizen. Co-Invest Management and Co Investment Fund II are Delaware limited partnerships. Co-Invest Capital Partners is a Delaware corporation.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares and Warrants were purchased from the Issuer by Co-Investment Fund II on March 31, 2008 in a private placement transaction for $4,000,000. On March 30, 2007, Co-Investment Fund II purchased from the Issuer 1,000,000 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock in a private placement transaction for $2,250,000. The source of the funds for these purchases was the funds held by Co-Investment Fund II for investment in portfolio companies. The 99,010 shares of Common Stock issued to Mr. Caldwell were issued to him as director of the Issuer without payment therefor.

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

ITEM 4.  PURPOSE OF TRANSACTION

Co-Investment Fund II purchased the Shares and Warrants for investment purposes. In connection with the purchase, the Co-Investment Fund II entered into a Letter Agreement with the Issuer dated March 31, 2008 (the "Letter Agreement") pursuant to which the Issuer agreed to create one vacancy on the Issuer's Board by increasing the size of the Board from nine to ten directors. The Issuer also agreed to take all necessary action to appoint Donald Caldwell as a member and Co-Chairman of the Board and as the Chairman of the Audit Committee. In addition, the Issuer agreed to include Mr.Caldwell and Frederick Tecce (or, in the event of either of their resignations or removal, such other individuals as Co-Investment Fund II may designate) on the Board's slate of nominees for election as directors of the Company and to use its best efforts to cause the election of such individuals for so long as Co-Investment Fund II holds shares of Common Stock in an amount equal to at least 50% of the Shares purchased on March 31, 2008.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Caldwell owns 99,010 shares of common stock of the Issuer and Co Investment Fund II owns 6,000,000 shares of common stock of the issuer and warrants to purchase 5,500,000 shares of common stock of the issuer. Co-Investment Fund II may also be deemed to be the beneficial owner of the 99,010 shares of common stock of the Issuer held by Mr. Caldwell.

         Co-Invest Management may be deemed to beneficially own 11,599,010 shares of common stock (or 24.8% of the shares of common stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Investment Fund II.

         Co-Invest Capital Partners may be deemed to beneficially own 11,599,010 shares of common stock (or 24.8% of the shares of common stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Invest Management.

         Donald Caldwell may be deemed to beneficially own 11,599,010 shares of common stock (or 24.8% of the shares of common stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as a director, officer, and shareholder of Co-Invest Capital Partners and as the direct owner of 99,010 shares of common stock.

         The foregoing should not be construed as an admission by any reporting person as to its or his beneficial ownership of any shares of common stock owned by another reporting person.

(b) See rows (7) through (10) of the cover page for each reporting person at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c) The Shares and Warrants were purchased from the Issuer in a private placement transaction for an aggregate purchase price of $4,000,000.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The terms of the Warrants permit the Issuer, at any point after which the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least two times the exercise price per share (which exercise price is initially $0.80 and is subject to adjustment) provided that certain other conditions have been satisfied, to call the outstanding Warrants.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The Warrants, the Letter Agreement, and related documentation associated with the purchase of the Shares and Warrants by Co-Investment Fund II are described in, and files as exhibits to, the Current Report on Form 8-K filed by the Issuer on March 31, 2008.

Attached hereto as Exhibit A is the Joint Filing Agreement dated as of April 9, 2008 by and among Co-Investment Fund II, Co-Invest Management, Co-Invest Capital Partners, and Donald Caldwell.

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 10, 2008


                    THE CO INVESTMENT FUND II LP

                    By:  Co-Invest Management II, L.P, its General   Partner
                    By:  Co-Invest II Capital Partners, Inc. its General Partner

                    By:  /s/ Brian Adamsky
                    -----------------------------
                    Brian Adamsky, Chief Financial Officer

                    CO-INVEST MANAGEMENT II, L.P,

                    By:  Co-Invest II Capital Partners, Inc. its General Partner

                    By:  /s/ Brian Adamsky
                    -----------------------------
                    Brian Adamsky, Chief Financial Officer

                    CO-INVEST II CAPITAL PARTNERS, INC.

                    By:  /s/ Brian Adamsky
                    -----------------------------
                    Brian Adamsky, Chief Financial Officer

                    /s/ Donald R. Caldwell
                    ------------------------
                    DONALD R. CALDWELL